SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2007

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release Leadcom and Optibase Partner to Deliver Advanced End-To-End IPTV Solution in Kazakhstan.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: November 13, 2007

Media Contacts: Tally Netzer, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-125 tallyn@optibase.com

Yael Margoninsky, Director of Corporate Communications, Leadcom Integrated Solutions Ltd. +972-9-7690011 yaelm@leadcom-is.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
Iroth@kcsa.com

Leadcom and Optibase Partner to Deliver Advanced End-To-End IPTV Solution in Kazakhstan

Optibase IPTV Solutions Gaining Momentum In Asia

HERZLIYA, Israel, November 13, 2007 – Optibase Ltd. (NASDAQ: OBAS), a leading provider of advanced digital video solutions and Leadcom Integrated Solutions Ltd. (AIM: LEAD), a leading international provider of innovative telecommunication solutions, announced today a strategic alliance to roll out integrated TV over IP services. The first project will be delivered to a leading Telco operator in the Republic of Kazakhstan.

Leadcom selected Optibase’s pre-integrated, advanced IPTV platform in order to enhance its offering by adding high quality, broadcast TV and interactive IPTV services. The joint deployment in Kazakhstan includes Optibase’s end-to-end IPTV solution consisting of Video on Demand (VOD), personal video recorder (PVR) services, middleware, set-top-boxes (STB) and the Optibase Media Gateway (MGW) carrier-grade H.264 encoding platform.

Countries such as Kazakhstan are experiencing strong growth due to new legislation and liberalization of the telecom sector. The IPTV solution provided by Optibase and Leadcom is ideally suited for this fast growing market, offering a state-of-the art system, which can be deployed both quickly and effectively.

Yoel Bar-Gil, Chief Technology Officer at Leadcom, said: “In this project, Leadcom is delivering a Triple-Play solution (IPTV, IP-phone & broad-band Internet access) to selected subscribers of the Telco operator. Optibase’s IPTV solution allows Leadcom to provide its customers with a video over IP system that is efficient and easy to deploy. Furthermore, the Optibase solution provides Leadcom with an extensive offering of interactive and personalized features coupled with top video quality and low bit-rates. This creates a winning combination for our customers.”

“Our partnership with Leadcom and the installation in Kazakhstan continue the Optibase momentum in the emerging Asian market:” said Udi Shani, Executive Vice President of Sales at Optibase. “This is based on the winning combination of Optibase’s world-class integration, development and implementation services and Leadcom’s vast experience in telecommunication networks and global presence, which together create a powerful IPTV solution.”

About Leadcom

Leadcom Integrated Solutions Ltd. (Leadcom, AIM: LEAD), established in 1982, is an international leader in innovative telecommunications solutions. Incorporated in Israel, Leadcom was admitted to London’s AIM market in April 2005. Operating in over 50 countries throughout the Americas, Europe, Africa and Asia, Leadcom delivers services in the supply, implementation and management of telecommunication network services and solutions. For further information, please visit www.leadcom-is.com

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, IPTV service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase breadth of product offerings are used in applications such as: video over DSL/Fiber networks (IPTV), post production for the broadcast and cables industries, video contribution over IP, archiving, high-end surveillance, education, and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit http://www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.